Exhibit 12.1
SERVICE CORPORATION INTERNATIONAL
RATIO OF EARNINGS TO FIXED CHARGES
(In thousands, except ratio amounts)

	Six months ended
	June 30,
	2006	2005
		(Restated)
Earnings:

Income from continuing operations before income taxes and cumulative effect of accounting change	$83,896	$69,265
Minority interest in income of majority owned subsidiaries that have not incurred fixed charges	244	149
Add fixed charges (from below)	57,224	59,728

	$141,364	$129,142

Fixed charges:
Interest expense:
Corporate	$48,267	$46,177
Amortization of deferred financing costs	5,070	5,052
Implicit interest in rental expense	3,887	8,499

Fixed charges	$57,224	$59,728

Ratio (earnings divided by fixed charges)	2.47	2.16